COHEN & STEERS GLOBAL REALTY SHARES, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

January 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson, Senior Counsel and Tony Burak, Staff Accountant

Re:	Cohen & Steers Global Realty Shares, Inc.
Registration Statement on Form N-14
File Numbers: 333-222011; 811-08059

Ladies and Gentlemen:

On behalf of Cohen & Steers Global Realty Shares, Inc. (“CSS” or the “Registrant”), below please find CSS’s response to comments of the Securities and Exchange Commission’s (the “Commission”) staff (the “Staff”) on CSS’s Registration Statement on Form N-14 filed with the Commission on December 12, 2017 (the “Registration Statement”) that were provided to Dana DeVivo by Deborah O’Neal-Johnson and Tony Burak of the Staff by telephone on January 3, 2018 and January 8, 2018, respectively.

For the convenience of the Staff, these comments have been restated below in their entirety. CSS’s response follows each comment along with any disclosure that will be updated in Post Effective Amendment No. 41 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 42 to the Registration Statement under the Investment Company Act of 1940, as amended, that CSS intends to file on January 12, 2018 (the “Amendment”). References in the responses to CSS’s combined prospectus/proxy statement (the “Prospectus/Proxy”) or statement of additional information are to those filed as part of the Amendment. In addition to revisions made in response to Staff comments, certain other stylistic and clarifying changes have been made in the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

COMMON QUESTIONS YOU MAY HAVE ABOUT THE PROPOSED REORGANIZATION

1.	Staff Comment: Please confirm that CSS does not recoup fees waived in connection with the fee waivers and/or expense reimbursements described in the Registration Statement.

Response: CSS confirms that it does not recoup fees waived in prior years in connection with the fee waivers and/or expense reimbursements described in the Registration Statement.

2.	Staff Comment: Please clarify in the descriptions of fee waivers and/or expense reimbursements in the Registration Statement that only the applicable Fund’s Board of Directors can terminate such fee waivers and/or expense reimbursement agreements.

Response: The Registrant confirms that the fee waivers and/or expense reimbursement agreements described in the Registration Statement can only be terminated by the applicable Fund’s Board of Directors or automatically in the event of termination of the applicable investment advisory agreement. The requested changes have been made and the revised language is as follows (new language denoted by underline):

“Cohen & Steers Capital Management, Inc., IGRS’s Investment Advisor, has contractually agreed to waive its fee and/or reimburse IGRS so that total annual Fund operating expenses (excluding brokerage fees and commissions, taxes, and, upon approval of the Board of Directors, extraordinary expenses) never exceed 1.00% of average daily net assets. This commitment is currently expected to remain in place for the life of IGRS, can only be amended or terminated by agreement of the Board of Directors of IGRS and the Investment Advisor and will terminate automatically in the event of termination of the investment advisory agreement between the Investment Advisor and IGRS.”

“Cohen & Steers Capital Management, Inc., the Fund’s Investment Advisor, has contractually agreed to waive its fee and/or reimburse expenses through June 30, 2019 so that CSS’s total annual operating expenses (excluding acquired fund fees and expenses, taxes and extraordinary expenses) do not exceed 0.95% for CSS Class I shares. This contractual agreement can be amended or terminated at any time by agreement of the Board of Directors of CSS and the Investment Advisor and will terminate automatically in the event of termination of the investment advisory agreement between the Investment Advisor and CSS.”

“Upon approval of the Reorganization, Cohen & Steers Capital Management, Inc., the

combined Fund’s Investment Advisor, will contractually agree to waive its fee and/or reimburse expenses through June 30, 2019 so that the combined Fund’s total annual operating expenses (excluding acquired fund fees and expenses, taxes and extraordinary expenses) do not exceed 0.90% for CSS Class I shares. This contractual agreement will be able to be amended or terminated at any time by agreement of the Board of Directors of the Fund and the Investment Advisor and will terminate automatically in the event of termination of the investment advisory agreement between the Investment Advisor and the combined Fund.”

PROSPECTUS/PROXY

Proposal 1

Comparison of Investment Objective, Strategies and Principal Risks of Investing in the Funds – Investment Risks

3.	Staff Comment: On page 3, it is stated that the “Fund” may invest in securities of foreign companies. Please confirm that both Funds can invest in securities of foreign companies and change the reference to “Funds”, if applicable.

Response: The Registrant confirms that both Funds can invest in securities of foreign companies. The requested change has been made.

Additional Information About The Funds

4.	Staff Comment: Please add more information on purchases and sales as required by Item 5(a) of Form N-14 or, in the alternative, incorporate the Acquiring Fund’s prospectus by reference.

Response: The requested additional information on purchases and sales has been added.

Investment Advisor

5.	Staff Comment: On page 39, please confirm that the last sentence in the first paragraph describing the fees the Funds pay in addition to their monthly management fees is applicable to IGRS or revise accordingly.

Response: The sentence describing the fees that the Funds pay in addition to their monthly management fees is not applicable to IGRS. The paragraph has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

IGRS’s investment advisory agreement provides for the payment of management fees to the Investment Advisor at the annual rate of 1.00% of IGRS’s average daily net assets, and CSS’s investment advisory agreement provides for the payment of management fees to the Investment Advisor at the annual rate of 0.80% of CSS’s average daily net assets. For IGRS, the Investment Advisor pays all expenses of the Fund except for brokerage fees and commissions, taxes, and, upon approval of the Board of Directors, extraordinary expenses. In addition to its monthly management fee, CSS ~~each Fund~~ pays all other costs and expenses of its operations, including compensation of its Directors, custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent accountants, listing expenses, expenses of preparing, printing and distributing stockholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any. During the fiscal year ended December 31, 2016, each Fund paid management fees to the Investment Advisor at the effective rate 0.99% and 0.83% of IGRS’s and CSS’s average daily net assets, respectively.

Past Performance

6.	Staff Comment: Items 5 and 6 of Form N-14 require additional performance information for each Fund including the performance bar chart. Please revise accordingly.

Response: The requested additional performance information has been added for each Fund.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

7.	On the Cover Page of the SAI, in the third bullet under Financial Statements, the Accession number listed is incorrect. Please revise. In addition, please add a reference to the amended N-CSR that was filed for CSS on December 20, 2017.

Response: The requested changes have been made.

General

8.	Staff Comment: In your response letter, please discuss what factors were considered to determine that CSS should be the accounting survivor of the Reorganization.

Response: The factors considered include:

•	Continuity of portfolio management: Both Funds have the same investment advisor, sub-adviser and portfolio managers. Therefore, there will be no change in management as a result of the Reorganization.

•	Same investment objectives, substantially similar strategies, policies and restrictions: The investment objective of both IGRS and CSS is total return, consisting of capital appreciation and current income, through investment in global real estate equity securities. Each Fund seeks to achieve its investment objective by investing primarily in equity securities issued by U.S. and non-U.S. real estate companies, including real estate investment trusts (“REITs”) and similar REIT-like entities. As discussed in more detail in the Prospectus/Proxy, the investment strategies, policies and restrictions of CSS and IGRS are substantially similar. After the Reorganization, the investment strategies, policies and restrictions of CSS will be the same as for the combined Fund following the Reorganization.

•	Portfolio composition: As of December 31, 2017, there was a 100% overlap in the holdings of CSS and IGRS, due to their having the same investment objectives, principal investment strategies, investment restrictions and portfolio management team.

•	Asset size: CSS is larger than IGRS. As of November 30, 2017, CSS has $579.3 million in assets under management and IGRS has $482.3 million in assets under management.

•

Total Expenses: For the 12-month period ended June 30, 2017, the total net annual operating expenses of IGRS and Class I shares of CSS were 1.00% and 0.95%, respectively. If the Reorganization is approved, the Investment Advisor will contractually agree to waive its fee and/or reimburse expenses through June 30, 2019, so that the combined Fund’s total annual operating expenses (excluding acquired fund fees and expenses, taxes and extraordinary expenses) do not exceed 0.90% for its Class I shares. The Registrant estimates that, after the Reorganization, the total net annual operating expenses for Class I shares of the combined Fund (taking into account fee waivers/expense reimbursements) will be 0.90% on a pro forma basis (assuming the CSS’s capital structure and asset levels as of June 30, 2017), representing a reduction in the total net annual operating expenses of 0.10% and 0.05% for IGRS and Class I shares of CSS, respectively. Accordingly, the resulting net total expenses of the combined Fund will more closely resemble CSS’s current net total expenses than IGRS’ current net total expenses.

•	Management and Administration Fees: Currently, IGRS and CSS are charged a contractual management fee of 1.00% and 0.80% of average daily net assets, respectively. However, the management fees of IGRS and CSS are structured differently. IGRS’s management fee is a unitary fee. CSS’s management fee is lower than IGRS’s management fee, but it is not a unitary fee and CSS Class I stockholders also pay an up to 0.10% shareholder services fee, a 0.04% administration fee and other Fund expenses. If the Reorganization is approved, the fees and fee structure of the combined Fund will closely resemble those of CSS (and not IGRS’ unitary fee), except that the contractual management fee will be reduced from 0.80% of the average daily net assets of the Fund to 0.75% of the average daily net assets of the Fund, resulting in a lower operating gross and net expense ratio for both IGRS and CSS stockholders.

The Registrant notes that the factors considered are based on those set out by the Commission staff in its no-action letter issued to North American Security Trust (publicly available August 5, 1994). The Registrant believes the analysis of these factors supports the selection of CSS, which will be the surviving Fund in the proposed Reorganization, as the accounting survivor in the proposed Reorganization.

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We hope the Staff finds this letter and the revisions in the Amendment responsive to comments on the Registration Statement. The Registrant intends the Registration Statement to become automatically effective on January 11, 2018, pursuant to Rule 488 and intends to file the Amendment following the effective date of the Registration Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at (212) 796-9347.

Sincerely yours,

/s/ Dana DeVivo

Dana DeVivo